Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-11142, No. 333-14957 and No. 333-52078) on Form S-8 of NCI Building Systems, Inc. and Affiliates of our report dated June 3, 2005, on our audit of the statement of net assets available for benefits of the NCI 401(k) Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the supplemental schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004, Annual Report on Form 11-K of the NCI 401(k) Profit Sharing Plan.

/s/ BKD, LLP

Houston, Texas

June 27, 2005